SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index

December 31, 2016 and 2015

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015	3

Notes to Financial Statements	4-13

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2016	14-39

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

  the Baxter International Inc. and Subsidiaries Incentive Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Baxter International Inc. and Subsidiaries Incentive Investment Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 28, 2017

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015 (in thousands)

	2016	2015
Assets
Investments
Cash and cash equivalents	24,924	$35,586
Common stock (including securities on loan of zero in 2016 and $309 in 2015)	394,810	420,278
U.S. government and government agency issues (including securities on loan of $6,424 in 2016 and $10,501 in 2015)	27,610	28,483
Corporate and other obligations (including securities on loan of $774 in 2016 and $1,296 in 2015)	23,469	29,041
Common-collective trusts	1,062,237	920,030
Self-managed fund	51,236	49,006
Collateral held on loaned securities	7,335	12,328
Total investments at fair value	1,591,621	1,494,752
Synthetic guaranteed investment contracts at contract value	596,279	594,193
Total investments	2,187,900	2,088,945
Receivables
Notes receivables from participants	36,065	37,330
Sponsor contribution	17,823	18,157
Accrued interest and dividends	2,220	1,056
Due from brokers for securities sold	9,975	5,127
Total receivables	66,083	61,670
Total assets	2,253,983	2,150,615
Liabilities
Accounts payable	10,043	8,064
Due to brokers for securities purchased	17,785	10,485
Collateral to be paid on loaned securities	7,335	12,328
Total liabilities	35,163	30,877
Net assets available for benefits	2,218,820	2,119,738

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2016 and 2015 (in thousands)

	2016	2015
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	122,001	25,871
Interest	18,558	20,250
Dividends	5,437	7,880
Net investment income	145,996	54,001
Participant loan interest	3,135	3,383
Contributions
Sponsor	51,456	61,212
Participant	77,009	103,974
Total contributions	128,465	165,186
Total additions	277,596	222,570
Deductions from net assets attributed to
Benefits paid	172,956	175,444
Plan expenses	5,558	6,357
Total deductions	178,514	181,801
Increase before transfer	99,082	40,769
Transfer to Baxalta Incorporated and Subsidiaries Incentive Investment Plan (Refer to Note 1)	—	(496,501)
Transfer from other plan (Refer to Note 10)	—	45,883
Net increase/(decrease)	99,082	(409,849)
Net assets available for benefits
Beginning of year	2,119,738	2,529,587
End of year	2,218,820	2,119,738

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan the predecessor of which originally became effective on January 1, 1960.  The Plan was created for the purpose of providing retirement benefits to United States employees of Baxter International Inc. (the Sponsor or the Company) and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code.  Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $18,000 a year in 2016 and 2015, respectively.  Participants who have attained the age of 50 by the end of the year may contribute up to an additional $6,000 per year in “catch-up” contributions in 2016 and 2015, respectively.  Newly hired employees are deemed to have elected to contribute 3% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3% and 4% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participants who contribute at least 4% of their compensation is 3.5% of compensation.  The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan.

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon.  The additional non-matching contributions become fully vested after three years of service.  Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company.  Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments.  Shares of Baxter common stock may also be distributed in kind at the participant’s election.  Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances.  In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The net income of the Plan is posted to the participant’s accounts on a daily basis.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds.  However, non-matching contributions may not be invested in the Baxter Common Stock Fund.  Participants may not direct contributions to the Self-Managed Fund but can transfer funds into the Self-Managed Fund from other investment options. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation.  These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business.  Certain participants obtained shares in Baxalta Incorporated (Baxalta), in connection with the spin (as discussed below). These shares were placed into the Baxalta Common Stock Fund in connection with Baxter’s 2015 spin-off of its biopharmaceutical business. Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund, Edwards Lifesciences Common Stock Fund or the Shire Common Stock Fund (f/k/a the Baxalta Common Stock Fund), but may make transfers out of these funds at any time.  Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

On July 1, 2015, Baxter completed the distribution of approximately 80.5% of the outstanding common stock of Baxalta to Baxter stockholders in connection with the separation of its biopharmaceutical business (the spin).  The distribution was made to Baxter’s stockholders of record as of the close of business on June 17, 2015, who received one share of Baxalta common stock for each Baxter common share held as of such date.  The Plan received 2,703,100 shares of Baxalta common stock on July 1, 2015 as a result of the distribution. The distribution was intended to take the form of a tax-free distribution for federal income tax purposes in the United States.  As a result of the distribution, Baxalta became an independent public company whose shares traded on the New York Stock Exchange under the symbol “BXLT.” In 2015, the Plan transferred approximately $497 million of assets to the Baxalta Incorporated and Subsidiaries Incentive Investment Plan in connection with the spin.

On June 3, 2016, a wholly-owned subsidiary of Shire plc (Shire) merged with and into Baxalta, with Baxalta as the surviving company in the Merger. In connection with the closing of the Merger, each Baxalta stockholder received a combination of cash and Shire American Depository Shares. Participants invested in the Baxalta Common Stock Fund at the closing of the Merger were able to direct the investment of the cash portion of the related merger consideration into certain investment alternatives within the Plan.  In the event that a participant did not make an investment election, the cash portion was invested in the Plan’s qualified default investment alternative.

Additionally, in connection with the Merger, the Baxalta Common Stock Fund became the Shire Stock Fund, holding Shire American Depository Shares and cash (for liquidity purposes).

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.  Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (“NAV”) practical expedient (“ASU 2015-07”). ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for annual reporting periods beginning after December 15, 2016. The Plan Sponsor has retrospectively adopted this standard on December 31, 2016. The adoption had no effect on the Statements of Net Assets Available for Benefits at December 31, 2016 and 2015 or the changes therein.

In July 2015, the FASB issued new guidance impacting benefit plan accounting and reporting (“ASU 2015-12”). ASU 2015-12 requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts. It also simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and provides employee benefit plans with a measurement-date practical expedient for asset fair value. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The Plan Sponsor has retrospectively adopted this standard on December 31, 2016. Accordingly, the fully benefit-responsive contracts previously reported at fair value have been measured at contract value, resulting in a reduction to total assets of $22.4 million on the Statement of Net Assets Available for Benefits at December 31, 2015. The related adjustment to contract value previously presented to arrive at net assets available for benefits has been removed, resulting in no change to net assets available for benefits at December 31, 2015. Additionally, historical investment disclosures that are no longer required have been removed.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents

These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.
U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.
Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.
Common-collective trusts

Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices.  Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.
Collateral to be paid on loaned securities Self-managed fund

Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Value based on the fair value of the underlying securities in the fund. Fund contains holdings of cash and cash equivalents, common stock, corporate and other obligations and holdings with registered investment companies. Registered investment companies are valued based upon the closing price from a national security exchange on the valuation date.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments.  Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments.  This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Fully Benefit-responsive Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund.  The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

These Plan investments are presented at contract value on the Statements of Net Assets Available for Benefits.  Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses.  The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value.  There are currently no reserves against contract values for credit risk of the contract issuers or any other risk.

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants.  These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes.  The Plan sponsor believes that the occurrence of any such event is remote.  The spin did not constitute such an event under the GIC’s.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract.  If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid.  Loan origination fees associated with notes receivable from participants, the Plan’s record keeping and trustee fees, and certain legal and communication expenses are paid by the Plan and are reflected in the financial statements as Plan expenses.  Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.  All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Other

Due from broker for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, common-collective trusts, synthetic guaranteed investment contracts and short-term investments.  Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.  Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments in U.S. government and government agency issues and corporate and other obligations underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations).  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment.  Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;
B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and
C.	U.S. employees who are not leased employees.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and Voya Institutional Plan Services, LLC, formerly ING Institutional Plan Services, LLC, serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan.  The Investment Committee has authority, responsibility and control over the management of the assets of the Plan.  Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;
•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$24,924	$—	$24,924	$—
Common stock	394,810	394,810	—	—
U.S. government and government agency issues	27,610	—	27,610	—
Corporate and other obligations	23,469	—	23,469	—
Self-managed fund	51,236	41,513	9,723	—
Common-collective trusts (A)	1,062,237	—	—	—
Collateral held on loaned securities	7,335	—	7,335	—
Total assets	$1,591,621	$436,323	$93,061	$—
Liability
Collateral to be paid on loaned securities	$7,335	$—	$7,335	$—

		Basis of Fair Value Measurement
(in thousands)	Balance at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Cash and cash equivalents	$35,586	$—	$35,586	$—
Common stock:	420,278	420,278	—	—
U.S. government and government agency issues	28,483	—	28,483	—
Corporate and other obligations	29,041	—	29,041	—
Self-managed fund	49,006	37,835	11,171	—
Common-collective trusts (A)	920,030	—	—	—
Collateral held on loaned securities	12,328	—	12,328	—
Total assets	$1,494,752	$458,113	$116,609	$—
Liability
Collateral to be paid on loaned securities	$12,328	$319	$12,009	$—

(A)

The common-collective trusts, which are measured at fair value using the net asset per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the above tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the statements of net assets available for benefits. This category includes index funds and target date retirement funds for which the underlying investments may vary. These funds provide for daily redemptions by the Plan at reported net asset values per share and there are currently no redemption restrictions or unfunded commitments on these investments.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The Plan did not have any transfers between Levels 1 and 2 during 2016 and 2015.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee.  The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned.  The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral.  However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral.  In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities.  In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2016 and 2015, the Plan had securities on loan with a fair value of $7.2 million and $12.1 million, respectively, with cash collateral received of $7.3 million and $12.3 million, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2016 and 2015, and the net asset value of this fund was approximately $1.00 per unit.  As of December 31, 2016 and 2015 the cash collateral received is reflected at its fair value of $7.3 million and $12.3 million in the 2016 and 2015 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $4.3 million and $1.5 million received for securities on loan at December 31, 2016 and December 31, 2015, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2016 and 2015 Statements of Net Assets Available for Benefits because it may not be sold or repledged.  A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent.  Securities lending income allocated to the Plan amounted to $38 thousand and $24 thousand for 2016 and 2015, respectively.  Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

7.Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated September 16, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC).  The Plan has been amended since the date of the determination letter.  The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  A Form 5300 Application for Determination for Employee Benefit Plan was filed with the IRS on January 21, 2016 to request an updated favorable determination letter for the Plan. On February 6, 2017, the Company received the updated favorable determination letter.  U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

9.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2016 and 2015, the Plan held shares of common stock of State Street Corporation, shares of registered investment companies of SSgA, and participation units in common-collective trusts and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian and Charles Schwab, the brokerage provider; loans with participants; shares of common stock, shares of registered investment companies, units of common-collective trusts, fixed income securities, or bonds managed by AllianceBernstein, Northern Trust Corporation, Pacific Investment Management Company, Loomis Sayles, and Vanguard, investment managers for the Plan; shares of common stock, bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts; shares of registered investment companies in various affiliates of Voya Institutional Plan Services, LLC, the recordkeeper; shares of common stock of Edward Lifesciences Corporation, Cardinal, and shares of common stock and bonds of Baxalta (and subsequent to the Merger, Shire), entities the Company has previously spun off. The Plan held bonds and shares of common stock of Baxter, the Plan Sponsor. At December 31, 2016 and 2015, the Plan, inclusive of shares within the Plan’s self-managed fund, held 2,396,964 and 2,228,977 shares of common stock of Baxter, valued at $106,281,457 and $85,035,458, respectively. Approximately $1 million of dividend income was received in 2016 and 2015 related to shares of Baxter common stock held by the Plan. Additionally, at December 31, 2016 and 2015, the Plan held notes receivable from participants of $36,064,666 and $37,329,660, respectively. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

10.	Plan Merger

During 2013, Baxter acquired 100 percent of the voting equity interests in Indap Holding AB, the holding company for Gambro AB (Gambro).  The Gambro Renal Products, Inc. 401(k) Plan was merged into the Plan effective September 2015.  As a result of this merger, total assets of approximately $45.9 million were transferred into the Plan.

11.	Subsequent Event

Effective January 1, 2018, the Baxter Plan will be eliminating the Cardinal Common Stock Fund, the Edwards Lifesciences Common Stock Fund, and the Shire Stock Fund (collectively the “Funds”). Any dollars that are invested in these Funds will automatically be liquidated on or after January 1, 2018 and reinvested in the Plan’s qualified default investment alternative.

Additionally, effective January 1, 2018, participant balances in the Baxter Common Stock Fund will be limited to no more than 25 percent of the participant’s total Plan account balance, subject to certain grandfathering exceptions for those participants whose balances exceeded 25 percent as of the effective date.

Plan participants have been given advance notice of the fund changes noted above and will be allowed to reinvest their funds prior to the effective date.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
	Cash & Cash Equivalents:
	Fed Home Ln Discount Nt Discount Not	0.01% 05 Jan 2017	—	369,941
	Fed Home Ln Discount Nt Discount Not	0.01% 06 Jan 2017	—	725,068
	Fed Home Ln Discount Nt Discount Not	0.01% 31 Jan 2017	—	414,174
	United States Treas Bills	0.01% 05 Jan 2017	—	118,380
	Treasury Bill	0.01% 30 Mar 2017	—	2,768,293
	CAD Dollar	Cash	—	275
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	545,787
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	3,669,273
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	15,597
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	43,394
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,120,468
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	6,941,160
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,019,759
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	13,949
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	174,227
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	6,913,337
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	70,664
	Cash and Cash Equivalents		—	24,923,746
	Common Stock:
	Adidas Ag Sponsored	Common Stock	—	3,158,160
	Adobe Systems Inc Common Stock	Common Stock	—	4,212,332
	Agilent Technologies Inc Common Stock	Common Stock	—	501,332
	Albemarle Corp Common Stock	Common Stock	—	1,258,466
	Alexion Pharmaceuticals Inc Common Stock	Common Stock	—	2,660,385
	Alibaba Group Holding Sp Adr Adr	Common Stock	—	5,468,581
	Allergan Plc Common Stock	Common Stock	—	2,105,305
	Allergan Plc Common Stock	Common Stock	—	580,316
	Alphabet Inc Cl A Common Stock	Common Stock	—	5,372,736
	Alphabet Inc Cl A Common Stock	Common Stock	—	653,018
	Alphabet Inc Cl C Common Stock	Common Stock	—	5,347,883
	Amazon.Com Inc Common Stock	Common Stock	—	10,690,561
	Analog Devices Inc Common Stock	Common Stock	—	609,175
	Aon Plc Common Stock	Common Stock	—	660,404
	Apple Inc Common Stock	Common Stock	—	10,180,114
	Applied Materials Inc Common Stock	Common Stock	—	664,006
	Bank Of America Corp Common Stock	Common Stock	—	857,140
*	Baxter International Inc Common Stock	Common Stock	—	105,368,537
	Berkshire Hathaway Inc Cl B Common Stock	Common Stock	—	764,003
	Biomarin Pharmaceutical Inc Common Stock	Common Stock	—	1,157,468
	Boeing Co/The Common Stock	Common Stock	—	3,817,914
	Bp Plc Spons	Common Stock	—	610,526
	Bristol Myers Squibb Co Common Stock	Common Stock	—	3,303,025
	Calpine Corp Common Stock	Common Stock	—	642,402
	Capital One Financial Corp Common Stock	Common Stock	—	770,558
*	Cardinal Health Inc Common Stock	Common Stock	—	6,319,686

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
	Cbs Corp Class B Non Voting Common Stock	Common Stock	—	574,489
	Celgene Corp Common Stock	Common Stock	—	4,666,835
	Charter Communications Inc A Common Stock	Common Stock	—	2,197,855
	Citigroup Inc Common Stock	Common Stock	—	859,232
	Comcast Corp Class A Common Stock	Common Stock	—	640,558
	Concho Resources Inc Common Stock	Common Stock	—	2,002,043
	Constellation Brands Inc A Common Stock	Common Stock	—	942,596
	Costco Wholesale Corp Common Stock	Common Stock	—	3,014,520
*	Edwards Lifesciences Corp Common Stock	Common Stock	—	25,694,291
	Eog Resources Inc Common Stock	Common Stock	—	1,798,329
	Exelon Corp Common Stock	Common Stock	—	495,598
	Expedia Inc Common Stock	Common Stock	—	919,509
	Facebook Inc A Common Stock	Common Stock	—	7,003,563
	First Data Corp Class A Common Stock	Common Stock	—	704,397
	Flex Ltd Common Stock	Common Stock	—	623,279
	General Electric Co Common Stock	Common Stock	—	707,913
	Goldman Sachs Group Inc Common Stock	Common Stock	—	3,675,799
	Halliburton Co Common Stock	Common Stock	—	953,859
	Hewlett Packard Enterpris Common Stock	Common Stock	—	693,089
	Home Depot Inc Common Stock	Common Stock	—	2,797,941
	Illumina Inc Common Stock	Common Stock	—	1,360,654
	Inditex Unspon	Common Stock	—	4,128,029
	International Paper Co Common Stock	Common Stock	—	581,242
	Invesco Ltd Common Stock	Common Stock	—	571,894
	Jpmorgan Chase + Co Common Stock	Common Stock	—	2,296,977
	Keysight Technologies In Common Stock	Common Stock	—	615,342
	Liberty Global Plc C Common Stock	Common Stock	—	674,142
	Marriott International Cl A Common Stock	Common Stock	—	4,070,647
	Marsh + Mclennan Cos Common Stock	Common Stock	—	526,959
	Mastercard Inc A Common Stock	Common Stock	—	5,557,304
	Merck + Co. Inc. Common Stock	Common Stock	—	775,608
	Microsoft Corp Common Stock	Common Stock	—	6,599,867
	Microsoft Corp Common Stock	Common Stock	—	542,727
	Mobileye Nv Common Stock	Common Stock	—	930,570
	Monster Beverage Corp	Common Stock	—	1,711,702
	Morgan Stanley Common Stock	Common Stock	—	1,561,054
	Netflix Inc Common Stock	Common Stock	—	4,102,686
	Nike Inc Cl B Common Stock	Common Stock	—	2,297,333
	Nvidia Corp Common Stock	Common Stock	—	5,133,017
	Nxp Semiconductors Nv Common Stock	Common Stock	—	2,626,559
	O Reilly Automotive Inc Common Stock	Common Stock	—	3,396,569
	Occidental Petroleum Corp Common Stock	Common Stock	—	769,740
	Oracle Corp Common Stock	Common Stock	—	774,093
	Palo Alto Networks Inc Common Stock	Common Stock	—	1,537,319
	Parker Hannifin Corp Common Stock	Common Stock	—	1,821,969
	Perrigo Co Plc Common Stock	Common Stock	—	694,070

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
	Pfizer Inc Common Stock	Common Stock	—	711,600
	Priceline Group Inc/The Common Stock	Common Stock	—	3,674,958
	Qualcomm Inc Common Stock	Common Stock	—	3,760,319
	Red Hat Inc Common Stock	Common Stock	—	2,623,014
	Regeneron Pharmaceuticals Common Stock	Common Stock	—	1,922,236
	S+P Global Inc Common Stock	Common Stock	—	1,777,991
	Salesforce.Com Inc Common Stock	Common Stock	—	3,481,886
	Schlumberger Ltd Common Stock	Common Stock	—	941,745
*	Shire Plc	Common Stock	—	3,350,301
*	Shire Plc	Common Stock	—	47,221,861
	Splunk Inc Common Stock	Common Stock	—	1,627,096
	Starbucks Corp Common Stock	Common Stock	—	3,574,404
	Tencent Holdings Ltd Uns	Common Stock	—	4,930,964
	Tesla Inc Common Stock	Common Stock	—	1,848,641
	Thermo Fisher Scientific Inc Common Stock	Common Stock	—	619,661
	Time Warner Inc Common Stock	Common Stock	—	2,484,773
	Time Warner Inc Common Stock	Common Stock	—	562,058
	Tjx Companies Inc Common Stock	Common Stock	—	2,148,269
	Total Sa Spon	Common Stock	—	674,041
	Ulta Beauty Inc Common Stock	Common Stock	—	811,651
	Vertex Pharmaceuticals Inc Common Stock	Common Stock	—	706,318
	Visa Inc Class A Shares Common Stock	Common Stock	—	6,156,205
	Vodafone Group Plc Sp	Common Stock	—	643,727
	Wal Mart Stores Inc Common Stock	Common Stock	—	617,333
	Walgreens Boots Alliance Inc Common Stock	Common Stock	—	714,653
	Walt Disney Co/The Common Stock	Common Stock	—	1,092,816
	Workday Inc Class A Common Stock	Common Stock	—	1,774,008
	Common Stock		—	394,810,330
**	U.S Government and Government Agency Issues:
	Fed Hm Ln Pc Pool C48827 Fg	6% 01 Mar 2031	—	2,467
	Fed Hm Ln Pc Pool G12334 Fg	5% 01 Sep 2021	—	29,853
	Fnma Pool 256398 Fn	6% 01 Sep 2021	—	7,028
	Fnma Pool 725690 Fn	6% 01 Aug 2034	—	59,242
	Fnma Pool 748115 Fn	6% 01 Oct 2033	—	18,033
	Fnma Pool 815316 Fn	5.5% 01 May 2035	—	99,659
	Fnma Pool 885504 Fn	6% 01 Jun 2021	—	29,418
	Fnma Pool 902793 Fn	6.5% 01 Nov 2036	—	26,206
	Fnma Pool Ah4008 Fn	4% 01 Mar 2041	—	254,337
	Fnma Pool Ap6604 Fn	3% 01 Sep 2042	—	549,579
	Fnma Pool Au4359 Fn	4.5% 01 Sep 2043	—	142,143
	Fnma Pool Aw0206 Fn	4.5% 01 Feb 2044	—	78,902
	Fnma Pool Ma0734 Fn	4.5% 01 May 2031	—	148,086

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Tba 30 Yr 3 Single Family Mortgage	3% 13 Feb 2047	—	127,214
Fnma Tba 30 Yr 3.5 Single Family Mortgage	3.5% 13 Feb 2047	—	1,494,227
Fnma Tba 30 Yr 4 Single Family Mortgage	4% 13 Feb 2047	—	2,449,618
Freddie Mac Notes	6.25% 15 Jul 2032	—	54,305
Gnma Ii Pool 710082 G2	4.7% 20 Jul 2061	—	42,377
Gnma Ii Pool 710089 G2	4.7% 20 Oct 2061	—	30,804
Gnma Ii Pool 751415 G2	4.6% 20 Aug 2061	—	27,443
Gnma Ii Pool 756731 G2	4.68% 20 Mar 2062	—	18,236
Gnma Ii Pool 766519 G2	4.67% 20 May 2062	—	42,593
Gnma Ii Pool 766522 G2	4.53% 20 Nov 2062	—	56,068
Gnma Ii Pool 766544 G2	4.49% 20 Dec 2062	—	55,257
Gnma Ii Pool 766549 G2	4.62% 20 Jul 2062	—	80,389
Gnma Ii Pool 767659 G2	4.65% 20 Sep 2063	—	130,053
Gnma Ii Pool 771800 G2	4.63% 20 Jan 2064	—	67,983
Gnma Ii Pool 798510 G2	4.66% 20 Jan 2064	—	126,260
Gnma Ii Pool Aa1698 G2	4.4% 20 Feb 2063	—	94,813
Gnma Ii Pool Aa7548 G2	4.63% 20 Apr 2064	—	229,498
Gnma Ii Pool Ab8466 G2	2.47% 20 Sep 2063	—	257,586
Gnma Ii Pool Ac0988 G2	4.42% 20 Jul 2063	—	40,473
Gnma Ii Pool Ac9906 G2	4.31% 20 May 2063	—	34,842
Gnma Ii Pool Ac9910 G2	4.5% 20 Jul 2063	—	36,712
Gnma Ii Pool Ah1430 G2	4.57% 20 Apr 2065	—	67,762
Gnma Ii Pool An4723 G2	4.49% 20 May 2065	—	206,677
Gnma Ii Tba 30 Yr 3 Jumbos	3% 21 Feb 2047	—	558,477
Gnma Ii Tba 30 Yr 3.5 Jumbos	3.5% 21 Feb 2047	—	435,194
Mex Bonos Desarr Fix Rt Bonds	5.75% 05 Mar 2026	—	420,648
Mex Bonos Desarr Fix Rt Bonds	6.5% 10 Jun 2021	—	929,250
Republic Of Colombia Sr Unsecured	4.5% 28 Jan 2026	—	457,265
Republic Of Philippines Sr Unsecured	3.9% 26 Nov 2022	—	182,575
Saudi International Bond Sr Unsecured 144A	3.25% 26 Oct 2026	—	266,552
Saudi International Bond Sr Unsecured 144A	4.5% 26 Oct 2046	—	188,989
Tenn Valley Authority Sr Unsecured	3.5% 15 Dec 2042	—	125,329
Tenn Valley Authority Sr Unsecured	4.25% 15 Sep 2065	—	198,037
Tenn Valley Authority Sr Unsecured	4.88% 15 Jan 2048	—	96,522
Tenn Valley Authority Sr Unsecured	5.25% 15 Sep 2039	—	142,496
Tsy Infl Ix N/B	0.13% 15 Jul 2024	—	1,149,418
Tsy Infl Ix N/B	0.25% 15 Jan 2025	—	217,840
Tsy Infl Ix N/B	0.75% 15 Feb 2045	—	1,524,598
Tsy Infl Ix N/B	1% 15 Feb 2046	—	267,830
Tsy Infl Ix N/B	1.38% 15 Feb 2044	—	2,043,448
Us Treasury N/B	0.63% 30 Jun 2018	—	686,241
Us Treasury N/B	0.75% 30 Apr 2018	—	457,240
Us Treasury N/B	0.75% 31 Jul 2018	—	382,695
Us Treasury N/B	0.75% 31 Oct 2018	—	83,254
Us Treasury N/B	0.75% 30 Sep 2018	—	1,523,715
Us Treasury N/B	0.88% 31 Mar 2018	—	1,906,510

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
	Us Treasury N/B	1% 30 Jun 2019	—	1,345,907
	Us Treasury N/B	1.38% 30 Apr 2021	—	232,267
	Us Treasury N/B	1.38% 31 Jan 2021	—	82,517
	Us Treasury N/B	1.38% 31 Oct 2020	—	73,084
	Us Treasury N/B	2% 31 Dec 2021	—	1,267,418
	Us Treasury N/B	2.13% 15 May 2025	—	135,397
	Us Treasury N/B	2.25% 15 Aug 2046	—	45,623
	Us Treasury N/B	2.25% 31 Dec 2023	—	1,312,724
	Us Treasury N/B	2.25% 15 Nov 2025	—	111,999
	Us Treasury N/B	2.5% 15 May 2046	—	70,137
	Us Treasury N/B	2.88% 15 Nov 2046	—	161,922
	Us Treasury N/B	3.63% 15 Feb 2044	—	404,591
	Us Treasury N/B	3.75% 15 Nov 2043	—	906,015
	U.S Government and Government Agency Issues		—	27,609,867
**	Corporate and Other Obligations:
	American Tower Corp Sr Unsecured	4.5% 15 Jan 2018	—	167,077
	Americredit Automobile Receiva Amcar 2013 2 C	1.79% 08 Mar 2019	—	48,403
	Americredit Automobile Receiva Amcar 2015 4 B	2.11% 08 Jan 2021	—	93,933
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 08 Jul 2021	—	64,816
	Americredit Automobile Receiva Amcar 2016 2 A3	1.6% 09 Nov 2020	—	19,695
	Americredit Automobile Receiva Amcar 2016 2 B	2.21% 10 May 2021	—	14,802
	Amerigas Part/Fin Corp Sr Unsecured	5.5% 20 May 2025	—	64,767
	Anadarko Petroleum Corp Sr Unsecured	6.6% 15 Mar 2046	—	109,509
	Arcelormittal Sr Unsecured	7.75% 01 Mar 2041	—	178,615
	Asbury Automotive Group Company Guar	6% 15 Dec 2024	—	100,875
	At+T Inc Sr Unsecured	4.35% 15 Jun 2045	—	14,020
	At+T Inc Sr Unsecured	4.5% 09 Mar 2048	—	4,395
	At+T Inc Sr Unsecured	4.75% 15 May 2046	—	50,530
	Avis Budget Rental Car Funding Aesop 2016 1A A 144A	2.99% 20 Jun 2022	—	108,287
	Banc Of America Commercial Mor Bacm 2007 2 A4	5.64% 10 Apr 2049	—	23,742
	Banco Santander Chile Sr Unsecured 144A	3.88% 20 Sep 2022	—	202,826
	Bank Of America Corp Sr Unsecured	5% 13 May 2021	—	145,042
	Bank Of America Corp Sr Unsecured	5.63% 01 Jul 2020	—	282,038
	Bank Of America Corp Sr Unsecured	6.4% 28 Aug 2017	—	137,268
	Barclays Plc Sr Unsecured	2.88% 08 Jun 2020	—	449,979
	Bear Stearns Commercial Mortga Bscms 2007 Pw16 A4	5.71% 11 Jun 2040	—	108,591
	Biogen Inc Sr Unsecured	2.9% 15 Sep 2020	—	59,948
	Braskem America Finance Company Guar 144A	7.13% 22 Jul 2041	—	328,003

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Cbre Services Inc Company Guar	5% 15 Mar 2023	—	35,620
Celulosa Arauco Constitu Sr Unsecured	5% 21 Jan 2021	—	181,494
Centene Corp Sr Unsecured	4.75% 15 Jan 2025	—	134,836
Centene Corp Sr Unsecured	5.63% 15 Feb 2021	—	57,049
Citigroup Inc Sr Unsecured	2.05% 07 Dec 2018	—	133,278
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	—	103,576
Citigroup Inc Subordinated	4.05% 30 Jul 2022	—	168,475
Colony American Finance Ltd Cafl 2015 1 A 144A	2.9% 15 Oct 2047	—	180,477
Comm Mortgage Trust Comm 2007 C9 A4	5.81% 10 Dec 2049	—	38,396
Comm Mortgage Trust Comm 2013 Gam A2 144A	3.37% 10 Feb 2028	—	100,136
Comm Mortgage Trust Comm 2016 Sava A 144A	2.42% 15 Oct 2034	—	138,767
Comm Mortgage Trust Comm 2016 Sava C 144A	3.7% 15 Oct 2034	—	98,888
Concho Resources Inc Company Guar	4.38% 15 Jan 2025	—	137,842
Contl Airlines 2007 1 Pass Thru Ce	5.98% 19 Oct 2023	—	246,736
Contl Airlines 2012 2 A Pass Thru Ce	4% 29 Apr 2026	—	145,284
Cps Auto Trust Cps 2015 C C 144A	3.42% 16 Aug 2021	—	149,012
Credit Acceptance Auto Loan Tr Caalt 2016 2A A 144A	2.42% 15 Nov 2023	—	246,362
Db Master Finance Llc Dnkn 2015 1A A2I 144A	3.26% 20 Feb 2045	—	48,528
Diamond 1 Fin/Diamond 2 Company Guar 144A	7.13% 15 Jun 2024	—	60,238
Diamond 1 Fin/Diamond 2 Sr Secured 144A	8.1% 15 Jul 2036	—	93,886
Diamond 1 Fin/Diamond 2 Sr Secured 144A	8.35% 15 Jul 2046	—	72,883
Drive Auto Receivables Trust Drive 2016 Ba B 144A	2.56% 15 Jun 2020	—	34,733
Drive Auto Receivables Trust Drive 2016 Ba C 144A	3.19% 15 Jul 2022	—	64,610
Dun + Bradstreet Corp Sr Unsecured	3.25% 01 Dec 2017	—	109,574
El Puerto De Liverpool Company Guar 144A	3.88% 06 Oct 2026	—	260,079
Embarq Corp Sr Unsecured	8% 01 Jun 2036	—	189,602
Embraer Netherlands Fina Company Guar	5.05% 15 Jun 2025	—	107,869
Enel Americas Sa Sr Unsecured	4% 25 Oct 2026	—	28,255
Energy Transfer Partners Sr Unsecured	5.2% 01 Feb 2022	—	42,253
Energy Transfer Partners Sr Unsecured	6.05% 01 Jun 2041	—	283,625
Ensco Plc Sr Unsecured	4.5% 01 Oct 2024	—	50,758
Ensco Plc Sr Unsecured	5.75% 01 Oct 2044	—	57,220
Equifax Inc Sr Unsecured	7% 01 Jul 2037	—	178,726
Exeter Automobile Receivables Eart 2016 1A A 144A	2.35% 15 Jul 2020	—	39,428
Firstenergy Corp Sr Unsecured	2.75% 15 Mar 2018	—	144,349
Flex Ltd Company Guar	4.75% 15 Jun 2025	—	67,846
Ford Motor Credit Co Llc Sr Unsecured	5% 15 May 2018	—	324,549
Ford Motor Credit Co Llc Sr Unsecured	5.75% 01 Feb 2021	—	399,848

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Freeport Mcmoran Inc Company Guar	2.38% 15 Mar 2018	—	73,436
Freeport Mcmoran Inc Company Guar 144A	6.88% 15 Feb 2023	—	212,354
Frontier Communications Sr Unsecured	7.88% 15 Jan 2027	—	57,146
Gamestop Corp Company Guar 144A	5.5% 01 Oct 2019	—	141,397
Gccfc Commercial Mortgage Trus Gccfc 2007 Gg11 A4	5.74% 10 Dec 2049	—	94,243
General Motors Co Sr Unsecured	5% 01 Apr 2035	—	254,932
General Motors Co Sr Unsecured	5.2% 01 Apr 2045	—	237,736
Goldman Sachs Group Inc Sr Unsecured	5.25% 27 Jul 2021	—	202,364
Goldman Sachs Group Inc Sr Unsecured	6.15% 01 Apr 2018	—	194,624
Gp Portfolio Trust Gppt 2014 Gpp D 144A	3.45% 15 Feb 2027	—	176,404
Grupo Televisa Sab Sr Unsecured	7.25% 14 May 2043	—	71,117
Gs Mortgage Securities Trust Gsms 2007 Gg10 A4	5.79% 10 Aug 2045	—	378,815
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	5.4% 10 Aug 2044	—	63,269
Hilton Grand Vaca Llc/In Company Guar 144A	6.13% 01 Dec 2024	—	15,372
Home Partners Of America Trust Hpa 2016 1 A 144A	2.39% 17 Mar 2033	—	116,653
Hp Enterprise Co Sr Unsecured 144A	3.6% 15 Oct 2020	—	230,835
Hp Enterprise Co Sr Unsecured 144A	6.2% 15 Oct 2035	—	155,713
Hyundai Capital America Sr Unsecured 144A	3% 30 Oct 2020	—	197,326
Intl Lease Finance Corp Sr Unsecured	6.25% 15 May 2019	—	434,821
Istar Inc Sr Unsecured	5% 01 Jul 2019	—	217,854
Istar Inc Sr Unsecured	6.5% 01 Jul 2021	—	45,727
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 B 144A	2.06% 15 Jul 2031	—	123,791
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 C 144A	2.64% 15 Jul 2031	—	97,325
Jpmorgan Chase + Co Sr Unsecured	2.7% 18 May 2023	—	74,357
Jpmorgan Chase + Co Sr Unsecured	4.5% 24 Jan 2022	—	57,914
Jpmorgan Chase + Co Sr Unsecured	4.63% 10 May 2021	—	260,661
Kinder Morgan Ener Part Company Guar	4.15% 01 Feb 2024	—	60,001
Kinder Morgan Ener Part Company Guar	4.3% 01 May 2024	—	131,227
Kindred Healthcare Inc Company Guar	8% 15 Jan 2020	—	107,978
Kla Tencor Corp Sr Unsecured	3.38% 01 Nov 2019	—	70,699
Level 3 Financing Inc Company Guar	5.13% 01 May 2023	—	101,121
Level 3 Financing Inc Company Guar	5.63% 01 Feb 2023	—	54,464
Lloyds Banking Group Plc Company Guar	3.1% 06 Jul 2021	—	199,962
Mednax Inc Company Guar 144A	5.25% 01 Dec 2023	—	30,484
Merrill Lynch Mortgage Trust Mlmt 2007 C1 A4	5.83% 12 Jun 2050	—	314,640
Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	—	155,415
Mexichem Sab De Cv Company Guar 144A	6.75% 19 Sep 2042	—	212,700
Mill City Mortgage Trust Mcmlt 2015 2 A1 144A	3% 25 Sep 2057	—	97,785

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Mill City Mortgage Trust Mcmlt 2016 1 A1 144A	2.5% 25 Apr 2057	—	91,769
Ml Cfc Commercial Mortgage Tru Mlcfc 2007 6 A4	5.49% 12 Mar 2051	—	178,034
Ml Cfc Commercial Mortgage Tru Mlcfc 2007 8 A3	6.85% 12 Aug 2049	—	292,296
Molex Electronics Tech Sr Unsecured 144A	2.88% 15 Apr 2020	—	68,903
Molex Electronics Tech Sr Unsecured 144A	3.9% 15 Apr 2025	—	72,785
Molina Healthcare Inc Company Guar	5.38% 15 Nov 2022	—	60,081
Morgan Stanley Capital I Trust Msc 2007 Hq13 A3	5.57% 15 Dec 2044	—	502,380
Morgan Stanley Sr Unsecured	2.8% 16 Jun 2020	—	176,475
Morgan Stanley Sr Unsecured	3.7% 23 Oct 2024	—	249,901
Morgan Stanley Sr Unsecured	5.5% 26 Jan 2020	—	39,785
Morgan Stanley Sr Unsecured	5.55% 27 Apr 2017	—	204,651
Myriad Intl Holdings Bv Company Guar 144A	6% 18 Jul 2020	—	266,824
Nabors Industries Inc Company Guar	5.1% 15 Sep 2023	—	246,097
Nabors Industries Inc Company Guar 144A	5.5% 15 Jan 2023	—	30,817
National Rural Util Coop Subordinated	4.75% 30 Apr 2043	—	148,792
Navient Corp Sr Unsecured	4.88% 17 Jun 2019	—	172,473
Navient Corp Sr Unsecured	6.13% 25 Mar 2024	—	117,424
Newfield Exploration Co Sr Unsecured	5.75% 30 Jan 2022	—	166,332
Onemain Financial Issuance Tru Omfit 2015 1A A 144A	3.19% 18 Mar 2026	—	188,774
Onemain Financial Issuance Tru Omfit 2016 1A A 144A	3.66% 20 Feb 2029	—	144,623
Onemain Financial Issuance Tru Omfit 2016 2A A 144A	4.1% 20 Mar 2028	—	160,925
Ooredoo Intl Finance Company Guar 144A	3.25% 21 Feb 2023	—	193,117
Owens Corning Company Guar	4.2% 01 Dec 2024	—	101,060
Perkinelmer Inc Sr Unsecured	5% 15 Nov 2021	—	117,231
Pertamina Persero Pt Sr Unsecured 144A	5.63% 20 May 2043	—	435,697
Petrobras Global Finance Company Guar	5.63% 20 May 2043	—	80,218
Petrobras Global Finance Company Guar	6.85% 05 Jun 2115	—	183,794
Petroleos Mexicanos Company Guar	3.5% 18 Jul 2018	—	33,795
Petroleos Mexicanos Company Guar	3.5% 23 Jul 2020	—	71,044
Petroleos Mexicanos Company Guar	5.5% 21 Jan 2021	—	94,566
Petroleos Mexicanos Company Guar 144A	6.38% 04 Feb 2021	—	110,321
Phillips 66 Company Guar	4.3% 01 Apr 2022	—	169,484
Polyone Corp Sr Unsecured	5.25% 15 Mar 2023	—	65,088
Pres + Fellows Of Harvar Unsecured	3.3% 15 Jul 2056	—	78,085
Quicken Loans Inc Company Guar 144A	5.75% 01 May 2025	—	119,927
Range Resources Corp Company Guar	4.88% 15 May 2025	—	95,572

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
	Reynolds American Inc Company Guar	7.25% 15 Jun 2037	—	349,001
	Rpm International Inc Sr Unsecured	6.13% 15 Oct 2019	—	144,091
	Saci Falabella Sr Unsecured 144A	3.75% 30 Apr 2023	—	195,606
	Shell International Fin Company Guar	3.75% 12 Sep 2046	—	195,170
	Sm Energy Co Sr Unsecured	6.5% 01 Jan 2023	—	165,426
	Southern Copper Corp Sr Unsecured	5.88% 23 Apr 2045	—	154,963
	Sprint Capital Corp Company Guar	6.88% 15 Nov 2028	—	165,617
	Starwood Property Trust Sr Unsecured 144A	5% 15 Dec 2021	—	54,987
	Telefonica Emisiones Sau Company Guar	5.13% 27 Apr 2020	—	112,918
	Telefonica Emisiones Sau Company Guar	5.46% 16 Feb 2021	—	158,557
	Tesoro Logistics Lp/Corp Company Guar	5.25% 15 Jan 2025	—	55,413
	Textron Inc Sr Unsecured	3.88% 01 Mar 2025	—	59,518
	Thai Oil Pcl Sr Unsecured 144A	4.88% 23 Jan 2043	—	196,941
	Time Warner Cable Llc Sr Secured	4.5% 15 Sep 2042	—	160,470
	Time Warner Cable Llc Sr Secured	5.5% 01 Sep 2041	—	80,413
	Time Warner Cable Llc Sr Secured	5.88% 15 Nov 2040	—	36,823
	Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	—	77,425
	Towd Point Mortgage Trust Tpmt 2016 2 A1A 144A	2.75% 25 Aug 2055	—	120,134
	Transelec Sa Sr Unsecured 144A	4.63% 26 Jul 2023	—	204,811
	Universal Health Svcs Sr Secured 144A	3.75% 01 Aug 2019	—	49,574
	Universal Health Svcs Sr Secured 144A	4.75% 01 Aug 2022	—	84,905
	Valeant Pharmaceuticals Company Guar 144A	6.38% 15 Oct 2020	—	114,413
	Verizon Communications Sr Unsecured	2.45% 01 Nov 2022	—	123,879
	Viacom Inc Sr Unsecured	5.25% 01 Apr 2044	—	44,875
	Votorantim Cimentos Sa Company Guar 144A	7.25% 05 Apr 2041	—	183,597
	Westrock Rkt Co Company Guar	4% 01 Mar 2023	—	112,061
	Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	5.25% 15 Jun 2044	—	50,719
	Whirlpool Corp Sr Unsecured	4.7% 01 Jun 2022	—	247,677
	Wolverine World Wide Company Guar 144A	5% 01 Sep 2026	—	66,469
	World Financial Network Credit Wfnmt 2012 A A	3.14% 17 Jan 2023	—	273,606
	World Financial Network Credit Wfnmt 2012 B A	1.76% 17 May 2021	—	444,916
	Corporate and Other Obligations		—	23,469,025
	Synthetic Guaranteed Investment Contracts:
	Cash and Cash Equivalents:
	Bank of Nova Scotia	Short-Term Investment Fund	—	1,687,367
	Cooperatieve Centrale	Short-Term Investment Fund	—	1,606,374
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,507,962
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,479,837
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,228,318
	Australian Dollar	Cash	—	19

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Cash and Cash Equivalents		—	7,509,877
U.S Government and Government Agency Issues:
Bb Ubs Trust Bbubs 2012 Tft A 144A	2.89% 5 Jun 2030	—	552,387
California St Cas	5.75% 1 Mar 2017	—	398,161
Comm Mortgage Trust Comm 2014 Ubs2 A5	3.96% 10 Mar 2047	—	142,135
Comm Mortgage Trust Comm 2014 Ubs6 A5	3.64% 10 Dec 2047	—	372,584
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.4% 10 Oct 2048	—	831,247
Comm Mortgage Trust Comm 2016 Dc2 A5	3.77% 10 Feb 2049	—	1,075,518
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.62% 15 Nov 2048	—	248,667
Dbubs Mortgage Trust Dbubs 2011 Lc2A A4 144A	4.54% 10 Jul 2044	—	779,226
Fanniemae Aces Fna 2015 M17 Fa	1.46% 25 Nov 2022	—	635,117
Fed Hm Ln Pc Pool 1L1358 Fh	3.02% 1 May 2036	—	539,814
Fed Hm Ln Pc Pool G01843 Fg	6% 1 Jun 2035	—	255,295
Fed Hm Ln Pc Pool G03205 Fg	5.5% 1 Jul 2035	—	48,682
Fed Hm Ln Pc Pool G12743 Fg	5.5% 1 Aug 2022	—	45,636
Fed Hm Ln Pc Pool J16933 Fg	3% 1 Oct 2026	—	19,006
Fed Hm Ln Pc Pool Q03572 Fg	4% 1 Sep 2041	—	1,297,345
Fed Hm Ln Pc Pool Q11095 Fg	3.5% 1 Sep 2042	—	1,746,445
Fed Hm Ln Pc Pool Q43369 Fg	3.5% 1 Oct 2046	—	394,142
Fed Hm Ln Pc Pool U92432 Fg	4% 1 Feb 2044	—	312,178
Fed Home Ln Discount Nt Discount Not	0.01% 25 Jan 2017	—	1,568,262
Fed Home Ln Discount Nt Discount Not	0.01% 3 Feb 2017	—	8,844,905
Fed Home Ln Discount Nt Discount Not	0.01% 10 Feb 2017	—	3,614,863
Fed Home Ln Discount Nt Discount Not	0.01% 17 Mar 2017	—	1,608,520
Federal Home Loan Bank Bonds	0.64% 11 Jan 2017	—	4,604,222
Fhlmc Multifamily Structured P Fhms Kp03 A2	1.78% 25 Jul 2019	—	715,908
Fnma Pool 254693 Fn	5.5% 1 Apr 2033	—	87,103
Fnma Pool 725222 Fn	5.5% 1 Feb 2034	—	109,776
Fnma Pool 725423 Fn	5.5% 1 May 2034	—	84,176
Fnma Pool 725424 Fn	5.5% 1 Apr 2034	—	36,793
Fnma Pool 725690 Fn	6% 1 Aug 2034	—	34,799
Fnma Pool 725946 Fn	5.5% 1 Nov 2034	—	95,504
Fnma Pool 743132 Fn	5% 1 Oct 2018	—	71,725
Fnma Pool 914789 Fn	2.81% 1 Apr 2037	—	769,746
Fnma Pool 931745 Fn	5% 1 Aug 2024	—	815,987
Fnma Pool 986148 Fn	5.5% 1 Jan 2038	—	685,364
Fnma Pool Ab5519 Fn	3.5% 1 Jul 2042	—	1,397,133
Fnma Pool Ab5688 Fn	3.5% 1 Jul 2037	—	435,193
Fnma Pool Ab6282 Fn	3.5% 1 Sep 2042	—	2,017,804
Fnma Pool Ab7016 Fn	4% 1 Nov 2042	—	1,290,793
Fnma Pool Ab9096 Fn	4% 1 Apr 2043	—	812,852
Fnma Pool Al0139 Fn	2.83% 1 Feb 2039	—	333,259

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fnma Pool Ao4163 Fn	3.5% 1 Jun 2042	—	1,288,612
Fnma Pool Ao8169 Fn	3.5% 1 Sep 2042	—	842,009
Fnma Pool Aq6238 Fn	3.5% 1 Dec 2042	—	377,334
Fnma Pool Ar4445 Fn	3% 1 Mar 2043	—	372,585
Fnma Pool Ar9225 Fn	3% 1 Mar 2043	—	1,426,422
Fnma Pool As3955 Fn	4% 1 Dec 2044	—	3,572,642
Fnma Pool As4301 Fn	4% 1 Jan 2045	—	1,013,930
Fnma Pool As4558 Fn	3.5% 1 Mar 2045	—	-
Fnma Pool As6763 Fn	3.5% 1 Mar 2046	—	626,314
Fnma Pool As6922 Fn	3.5% 1 Apr 2046	—	3,030,139
Fnma Pool As7028 Fn	4% 1 Apr 2046	—	236,059
Fnma Pool As8028 Fn	2.5% 1 Sep 2031	—	1,232,402
Fnma Pool As8139 Fn	4% 1 Oct 2046	—	1,372,331
Fnma Pool As8377 Fn	4% 1 Nov 2046	—	1,062,864
Fnma Pool Au1628 Fn	3% 1 Jul 2043	—	1,414,346
Fnma Pool Av0703 Fn	4% 1 Dec 2043	—	326,598
Fnma Pool Bc2687 Fn	4% 1 Mar 2046	—	173,463
Fnma Pool Ma1217 Fn	4% 1 Oct 2042	—	802,837
Fnma Pool Ma1404 Fn	3.5% 1 Apr 2043	—	822,656
Fnma Pool Ma2512 Fn	4% 1 Jan 2046	—	440,126
Fnma Tba 30 Yr 3.5 Single Family Mortgage	3.5% 13 Feb 2047	—	3,601,645
Fnma Tba 30 Yr 4 Single Family Mortgage	4% 13 Feb 2047	—	4,003,750
Fnma Tba 30 Yr 4.5 Single Family Mortgage	4.5% 18 Jan 2047	—	4,863,955
Futures Cash Collateral Usd Held At Broker	0% 0 Jan 1900	—	111,182
Gnma Ii Tba 30 Yr 3.5 Jumbos	3.5% 24 Jan 2047	—	2,633,062
Gs Mortgage Securities Trust Gsms 2014 Gc20 A3	3.68% 10 Apr 2047	—	822,824
Jp Morgan Chase Commercial Mor Jpmcc 2007 Ldpx A3	5.42% 15 Jan 2049	—	320,096
Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.36% 15 Nov 2048	—	1,204,674
Korea Development Bank Sr Unsecured	2.25% 7 Aug 2017	—	870,631
Korea National Oil Corp Sr Unsecured 144A	3.13% 3 Apr 2017	—	479,082
Ml Cfc Commercial Mortgage Tru Mlcfc 2007 6 A4	5.49% 12 Mar 2051	—	798,994
Morgan Stanley Baml Trust Msbam 2014 C14 A3	3.67% 15 Feb 2047	—	916,873
Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.31% 15 Apr 2048	—	262,272
Morgan Stanley Capital I Trust Msc 2007 T27 A4	5.64% 11 Jun 2042	—	467,068
New Jersey St Econ Dev Auth Re Njsdev	1.8% 15 Jun 2017	—	145,074
New Jersey St Econ Dev Auth Re Njsdev	1.8% 15 Jun 2017	—	762,381
New Jersey St Econ Dev Auth Re Njsdev	4.45% 15 Jun 2020	—	690,306
North Carolina State Education Ncsea 2011 2 A2	1.68% 25 Jul 2025	—	1,003,339

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Ontario (Province Of) Sr Unsecured	4% 7 Oct 2019	—	1,950,902
Republic Of Poland Sr Unsecured	6.38% 15 Jul 2019	—	42,849
Republica Orient Uruguay Sr Unsecured	4.38% 27 Oct 2027	—	420,501
Treasury Bill	0.01% 30 Mar 2017	—	9,404,071
Tsy Infl Ix	0.13% 15 Apr 2019	—	4,565,680
Tsy Infl Ix	0.25% 15 Jan 2025	—	1,580,355
Tsy Infl Ix	0.13% 15 Apr 2018	—	730,511
Tsy Infl Ix	0.38% 15 Jul 2025	—	1,717,416
Tsy Infl Ix	0.13% 15 Apr 2021	—	6,027,993
Ubs Barclays Commercial Mortga Ubsbb 2013 C6 A4	3.24% 10 Apr 2046	—	650,773
United Mexican States Sr Unsecured	5.95% 19 Mar 2019	—	102,099
Us Treasury	1.5% 15 Aug 2026	—	6,402,768
Us Treasury	0.88% 15 Aug 2017	—	3,455,109
Us Treasury	1.38% 31 Oct 2020	—	800,002
Us Treasury	3.63% 15 Feb 2020	—	1,754,490
Us Treasury	2.13% 31 Dec 2022	—	3,257,247
Us Treasury	1.75% 31 Jan 2023	—	2,256,061
Us Treasury	1.63% 15 Feb 2026	—	1,270,316
Us Treasury	1.13% 28 Feb 2021	—	3,668,299
Us Treasury	1.25% 31 Mar 2021	—	2,500,878
Us Treasury	1.13% 30 Sep 2021	—	1,581,082
Us Treasury	1.25% 31 Oct 2021	—	3,085,443
Us Treasury	2% 15 Nov 2026	—	3,947,417
Us Treasury	1.63% 31 Jul 2020	—	4,668,495
Us Treasury	5.38% 15 Feb 2031	—	821,893
Us Treasury	1.5% 31 Oct 2019	—	5,876,595
Us Treasury	1.38% 31 Aug 2020	—	635,682
Us Treasury	1.38% 31 Oct 2020	—	968,573
Us Treasury	1.25% 31 Mar 2021	—	7,167,205
Us Treasury	0.88% 31 Mar 2018	—	2,373,714
Us Treasury	1.63% 15 May 2026	—	779,003
Us Treasury	1.13% 30 Jun 2021	—	1,268,422
Us Treasury	1.25% 30 Apr 2019	—	6,915,116
Us Treasury	0.63% 31 May 2017	—	2,586,984
Us Treasury	1.13% 30 Sep 2021	—	2,633,431
Us Treasury	0.5% 31 Jul 2017	—	3,419,468
Us Treasury	2% 15 Nov 2026	—	2,230,685
Us Treasury	2% 30 Nov 2020	—	4,344,894
Us Treasury	1.5% 31 Dec 2018	—	1,705,722
Us Treasury	1.25% 31 Jan 2020	—	7,561,317
Us Treasury	1% 15 Mar 2018	—	3,733,243
Us Treasury	1.38% 31 Aug 2020	—	5,152,631
Us Treasury	1.25% 31 Mar 2021	—	687,624
Us Treasury	0.88% 15 Apr 2019	—	3,248,861

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Us Treasury	1.75% 31 Oct 2018	—	2,377,761
Us Treasury	1.13% 31 Jul 2021	—	6,477,712
Us Treasury	1.5% 31 Mar 2019	—	5,524,120
Us Treasury	0.75% 31 Oct 2018	—	7,806,612
Us Treasury	1.13% 30 Apr 2020	—	2,453,359
Us Treasury	1.38% 31 Jul 2018	—	8,522,831
Us Treasury	2.13% 31 Aug 2020	—	5,633,868
Us Treasury	1.63% 31 Jul 2019	—	18,127,668
Us Treasury	1.75% 30 Apr 2022	—	5,895,203
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C19 A3	3.66% 15 Mar 2047	—	630,399
Wf Rbs Commercial Mortgage Tru Wfrbs 2014 C24 A5	3.61% 15 Nov 2047	—	750,495
Wi Treasury Sec	0.63% 31 Dec 2016	—	3,570,662
Wi Treasury Sec	0.5% 31 Jan 2017	—	10,414,847
U.S Government and Government Agency Issues		—	292,256,506
Corporate and Other Obligations:
21St Century Fox America Company Guar	4.5% 15 Feb 2021	—	396,887
3M Company Sr Unsecured	2.25% 19 Sep 2026	—	425,385
Abbott Laboratories Sr Unsecured	2.9% 30 Nov 2021	—	552,841
Abbott Laboratories Sr Unsecured	3.75% 30 Nov 2026	—	550,590
Abbott Laboratories Sr Unsecured	2.9% 30 Nov 2021	—	624,950
Abbvie Inc Sr Unsecured	2.5% 14 May 2020	—	77,157
Abbvie Inc Sr Unsecured	3.2% 14 May 2026	—	376,124
Abn Amro Bank Nv Sr Unsecured 144A	2.5% 30 Oct 2018	—	476,186
Abn Amro Bank Nv Sr Unsecured 144A	2.5% 30 Oct 2018	—	534,494
Abn Maro Bank Nv Sr Unsecured 144A	4.25% 2 Feb 2017	—	386,516
Actavis Funding Scs Company Guar	3.85% 15 Jun 2024	—	123,547
Actavis Funding Scs Company Guar	3% 12 Mar 2020	—	705,810
Agilent Technologies Inc Sr Unsecured	6.5% 1 Nov 2017	—	84,026
Albemarle Corp Sr Unsecured	3% 1 Dec 2019	—	271,176
Alibaba Group Holding Sr Unsecured	2.5% 28 Nov 2019	—	392,261
Allstate Corp Sr Unsecured	3.28% 15 Dec 2026	—	396,638
Ally Auto Receivables Trust Allya 2015 2 A3	1.49% 15 Nov 2019	—	390,038
Ally Master Owner Trust Amot 2012 5 A	1.54% 15 Sep 2019	—	1,211,805
Ally Master Owner Trust Amot 2014 1 A2	1.29% 15 Jan 2019	—	618,066
Ally Master Owner Trust Amot 2015 3 A	1.63% 15 May 2020	—	616,348
Altria Group Inc Company Guar	2.63% 14 Jan 2020	—	458,343
American Express Credit Accoun Amxca 2014 2 A	1.26% 15 Jan 2020	—	200,683
American Express Credit Sr Unsecured	2.6% 14 Sep 2020	—	782,253

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
American Intl Group Sr Unsecured	4.88% 1 Jun 2022	—	316,099
American Intl Group Sr Unsecured	6.4% 15 Dec 2020	—	933,159
American Tower Corp Sr Unsecured	5.05% 1 Sep 2020	—	398,363
American Tower Corp Sr Unsecured	2.8% 1 Jun 2020	—	211,274
Americredit Automobile Receiva Amcar 2014 4 A3	1.27% 8 Jul 2019	—	339,906
Americredit Automobile Receiva Amcar 2015 2 A3	1.27% 8 Jan 2020	—	889,427
Americredit Automobile Receiva Amcar 2016 4 A2A	1.34% 8 Apr 2020	—	642,822
Amgen Inc Sr Unsecured	2.2% 22 May 2019	—	68,016
Anheuser Busch Cos Llc Company Guar	5% 1 Mar 2019	—	30,795
Anheuser Busch Inbev Fin Company Guar	2.65% 1 Feb 2021	—	741,858
Apple Inc Sr Unsecured	2.7% 13 May 2022	—	116,440
Apple Inc Sr Unsecured	2.85% 23 Feb 2023	—	373,535
Arch Capital Finance Llc Company Guar	4.01% 15 Dec 2026	—	244,521
Arconic Inc Sr Unsecured	6.75% 15 Jul 2018	—	435,913
Ares Capital Corp Sr Unsecured	3.63% 19 Jan 2022	—	438,391
At+T Inc Sr Unsecured	3.6% 17 Feb 2023	—	184,761
At+T Inc Sr Unsecured	5.8% 15 Feb 2019	—	425,066
At+T Inc Sr Unsecured	4.6% 15 Feb 2021	—	254,956
At+T Inc Sr Unsecured	3.8% 15 Mar 2022	—	83,030
At+T Inc Sr Unsecured	4.45% 1 Apr 2024	—	240,225
At+T Inc Sr Unsecured	1.85% 27 Nov 2018	—	738,016
Aust + Nz Banking Grp Ny Sr Unsecured	2.55% 23 Nov 2021	—	803,424
Bae Systems Holdings Inc Company Guar 144A	3.85% 15 Dec 2025	—	767,033
Bank Of America Corp Sr Unsecured	5.65% 1 May 2018	—	136,385
Bank Of America Corp Sr Unsecured	5.63% 1 Jul 2020	—	895,869
Bank Of America Corp Sr Unsecured	3.88% 22 Mar 2017	—	116,360
Bank Of America Corp Sr Unsecured	3.3% 11 Jan 2023	—	375,363
Bank Of America Corp Sr Unsecured	2.6% 15 Jan 2019	—	205,187
Bank Of America Corp Sr Unsecured	4% 1 Apr 2024	—	275,456
Bank Of America Corp Sr Unsecured	1.92% 15 Jan 2019	—	963,108
Bank Of America Corp Sr Unsecured	2.15% 9 Nov 2020	—	447,288
Bank Of America Corp Sr Unsecured	6.5% 15 Jul 2018	—	689,086
Bank Of America Corp Subordinated	4.2% 26 Aug 2024	—	239,668
Bank Of America Credit Card Tr Bacct 2014 A1 A	1.08% 15 Jun 2021	—	502,650
Bank Of Montreal Sr Unsecured	1.5% 18 Jul 2019	—	280,716
Bank Of Montreal Sr Unsecured	1.35% 28 Aug 2018	—	806,097

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
	Bank Of Montreal Sr Unsecured	2.1% 12 Dec 2019	—	303,725
	Bank Of Nova Scotia Sr Unsecured	1.65% 14 Jun 2019	—	401,257
	Bank Of The West Auto Trust Bwsta 2015 1 A3 144A	1.31% 15 Oct 2019	—	617,484
	Barclays Dryrock Issuance Trus Drock 2014 3 A	2.41% 15 Jul 2022	—	1,024,056
	Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	—	630,473
	Barclays Dryrock Issuance Trus Drock 2015 4 A	1.72% 16 Aug 2021	—	313,857
	Barrick Gold Corp Sr Unsecured	4.1% 1 May 2023	—	23,739
	Barrick Na Finance Llc Company Guar	4.4% 30 May 2021	—	81,060
*	Baxalta Inc Company Guar	3.6% 23 Jun 2022	—	354,630
	Bear Stearns Commercial Mortga Bscms 2007 T26 A4	5.47% 12 Jan 2045	—	332,205
	Bear Stearns Cos Llc Company Guar	7.25% 1 Feb 2018	—	770,375
	Becton Dickinson And Co Sr Unsecured	2.68% 15 Dec 2019	—	249,466
	Biogen Inc Sr Unsecured	3.63% 15 Sep 2022	—	203,884
	Bmw Floorplan Master Owner Tru Bmwft 2015 1A A 144A	1.2% 15 Jul 2020	—	466,682
	Boston Properties Lp Sr Unsecured	3.7% 15 Nov 2018	—	263,191
	Bp Capital Markets Plc Company Guar	2.75% 10 May 2023	—	236,653
	Bp Capital Markets Plc Company Guar	3.22% 28 Nov 2023	—	813,158
	Bp Capital Markets Plc Company Guar	1.85% 5 May 2017	—	917,992
	Capital One Financial Co Sr Unsecured	5.25% 21 Feb 2017	—	368,159
	Capital One Multi Asset Execut Comet 2015 A5 A5	1.6% 17 May 2021	—	546,280
	Capital One Multi Asset Execut Comet 2016 A5 A5	1.66% 17 Jun 2024	—	1,077,430
	Capital One Na Sr Unsecured	2.4% 5 Sep 2019	—	401,037
	Capital One Na Sr Unsecured	1.5% 22 Mar 2018	—	758,350
	Carmax Auto Owner Trust Carmx 2015 4 A3	1.56% 16 Nov 2020	—	391,618
	Caterpillar Finl Service Sr Unsecured	1.7% 9 Aug 2021	—	777,953
	Cbs Corp Company Guar	5.75% 15 Apr 2020	—	271,406
	Celgene Corp Sr Unsecured	3.88% 15 Aug 2025	—	347,193
	Centerpoint Energy Resou Sr Unsecured	4.5% 15 Jan 2021	—	101,167
	Cfcre Commercial Mortgage Trus Cfcre 2016 C4 A4	3.28% 10 May 2058	—	456,434
	Cgbam Commercial Mortgage Trus Cgbam 2016 Imc A 144A	2.44% 15 Nov 2021	—	402,455
	Charter Comm Opt L	4.91% 23 Jul 2025	—	365,836
	Chase Issuance Trust Chait 2014 A2 A2	2.77% 15 Mar 2023	—	473,587
	Chase Issuance Trust Chait 2016 A1 A	1.11% 17 May 2021	—	802,795
	Chase Issuance Trust Chait 2016 A3 A3	1.25% 15 Jun 2023	—	1,199,266
	Chase Issuance Trust Chait 2016 A4 A4	1.49% 15 Jul 2022	—	1,192,451
	Chrysler Capital Auto Receivab Ccart 2015 Ba A3 144A	1.91% 16 Mar 2020	—	391,039

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Chrysler Capital Auto Receivab Ccart 2016 Aa A3 144A	1.77% 15 Oct 2020	—	396,642
Chubb Ina Holdings Inc Company Guar	2.7% 13 Mar 2023	—	4,770
Citibank Credit Card Issuance Cccit 2014 A1 A1	2.88% 23 Jan 2023	—	905,015
Citigroup Commercial Mortgage Cgcmt 2007 C6 A4	5.71% 10 Dec 2049	—	389,028
Citigroup Commercial Mortgage Cgcmt 2015 Gc27 A5	3.14% 10 Feb 2048	—	437,361
Citigroup Commercial Mortgage Cgcmt 2016 C1 A4	3.21% 10 May 2049	—	633,080
Citigroup Inc Sr Unsecured	2.9% 8 Dec 2021	—	807,751
Citigroup Inc Sr Unsecured	2.65% 26 Oct 2020	—	511,391
Citigroup Inc Subordinated	3.88% 26 Mar 2025	—	641,756
Citizens Financial Group Sr Unsecured	2.38% 28 Jul 2021	—	751,709
Cleveland Electric Illum Sr Unsecured	5.7% 1 Apr 2017	—	202,375
Cnh Equipment Trust Cnh 2015 A A4	1.85% 15 Apr 2021	—	320,936
Comcast Corp Company Guar	6.5% 15 Jan 2017	—	168,974
Comerica Bank Sr Unsecured	2.5% 2 Jun 2020	—	250,603
Comm Mortgage Trust Comm 2013 Sfs A1 144A	1.87% 12 Apr 2035	—	167,883
Comm Mortgage Trust Comm 2015 Pc1 A5	3.9% 10 Jul 2050	—	627,721
Conocophillips Company Company Guar	2.88% 15 Nov 2021	—	281,753
Constellation Energy Gro Company Guar	5.15% 1 Dec 2020	—	90,687
Consumers Energy Co 1St Mortgage	6.13% 15 Mar 2019	—	289,176
Cooperatieve Rabobank Ua Bank Guarant	4.38% 4 Aug 2025	—	400,708
Cooperatieve Rabobank Ua Company Guar	4.63% 1 Dec 2023	—	563,012
Coventry Health Care Inc Sr Unsecured	5.95% 15 Mar 2017	—	82,766
Cox Communications Inc Sr Unsecured 144A	2.95% 30 Jun 2023	—	115,240
Cox Communications Inc Sr Unsecured 144A	6.25% 1 Jun 2018	—	824,060
Cred Suis Gp Fun Ltd Company Guar	3.8% 9 Jun 2023	—	558,625
Cred Suis Gp Fun Ltd Company Guar	2.75% 26 Mar 2020	—	525,712
Credit Agricole Sa Subordinated 144A	4.38% 17 Mar 2025	—	189,118
Credit Based Asset Servicing A Cbass 2003 Cb1 Af	3.95% 25 Jan 2033	—	76,066
Credit Suisse New York Sr Unsecured	5.3% 13 Aug 2019	—	936,373
Crown Castle Intl Corp Sr Unsecured	5.25% 15 Jan 2023	—	238,678
Crown Castle Intl Corp Sr Unsecured	4.88% 15 Apr 2022	—	225,872
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.72% 15 Aug 2048	—	442,780
Csail Commercial Mortgage Trus Csail 2015 C4 A4	3.81% 15 Nov 2048	—	401,609
Csx Corp Sr Unsecured	2.6% 1 Nov 2026	—	379,097
Cvs Health Corp Sr Unsecured	3.88% 20 Jul 2025	—	286,468
Cvs Health Corp Sr Unsecured	2.25% 5 Dec 2018	—	753,812

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Dcp Midstream Operating Company Guar	4.95% 1 Apr 2022	—	375,560
Dell Equipment Finance Trust Deft 2015 1 A3 144A	1.3% 23 Mar 2020	—	217,960
Dell Equipment Finance Trust Deft 2015 2 A2A 144A	1.42% 22 Dec 2017	—	64,023
Delmarva Pwr + Light Co 1St Mortgage	3.5% 15 Nov 2023	—	634,906
Delphi Automotive Plc Company Guar	3.15% 19 Nov 2020	—	73,474
Delta Air Lines 2009 1A Pass Thru Ce	7.75% 17 Jun 2021	—	311,127
Deutsche Bank Ag Sr Unsecured	3.38% 12 May 2021	—	281,566
Discover Bank Subordinated	7% 15 Apr 2020	—	428,255
Discover Card Execution Note T Dcent 2015 A1 A1	1.05% 17 Aug 2020	—	422,960
Discover Card Execution Note T Dcent 2015 A2 A	1.9% 17 Oct 2022	—	563,591
Discovery Communications Company Guar	3.45% 15 Mar 2025	—	153,704
Dominion Resources Inc Sr Unsecured	2% 15 Aug 2021	—	1,033,250
Dr Pepper Snapple Group Company Guar	3.13% 15 Dec 2023	—	453,283
Drive Auto Receivables Trust Drive 2016 Ba A2 144A	1.38% 15 Aug 2018	—	149,884
Drive Auto Receivables Trust Drive 2016 Ca A3 144A	1.67% 15 Nov 2019	—	239,784
Dte Energy Co Sr Unsecured	2.85% 1 Oct 2026	—	371,738
Duke Energy Carolinas 1St Ref Mort	2.95% 1 Dec 2026	—	540,662
Ebay Inc Sr Unsecured	3.8% 9 Mar 2022	—	109,577
Ecolab Inc Sr Unsecured	2.7% 1 Nov 2026	—	302,954
Empresa De Transporte Me Sr Unsecured 144A	4.75% 4 Feb 2024	—	224,555
Enel Finance Intl Nv Company Guar 144A	6.25% 15 Sep 2017	—	392,485
Energy Transfer Partners Sr Unsecured	3.6% 1 Feb 2023	—	317,683
Energy Transfer Partners Sr Unsecured	2.5% 15 Jun 2018	—	464,517
Energy Transfer Partners Sr Unsecured	6.7% 1 Jul 2018	—	503,976
Energy Transfer Partners Sr Unsecured	4.15% 1 Oct 2020	—	923,593
Engie Sa Sr Unsecured 144A	1.63% 10 Oct 2017	—	171,666
Entergy Corp Sr Unsecured	4% 15 Jul 2022	—	319,616
Enterprise Products Oper Company Guar	5.2% 1 Sep 2020	—	268,459
Enterprise Products Oper Company Guar	3.35% 15 Mar 2023	—	336,763
Enterprise Products Oper Company Guar	3.7% 15 Feb 2026	—	382,244
Epr Properties Company Guar	4.75% 15 Dec 2026	—	319,854
Exelon Corp Sr Unsecured	2.85% 15 Jun 2020	—	584,702
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	—	419,166
Exelon Generation Co Llc Sr Unsecured	4.25% 15 Jun 2022	—	185,631
Express Scripts Holding Company Guar	3% 15 Jul 2023	—	224,008
Fhlmc Multifamily Structured P Fhms K011 A1	2.92% 25 Aug 2020	—	260,518
Fhlmc Multifamily Structured P Fhms K021 A1	1.6% 25 Jan 2022	—	612,278
Fhlmc Multifamily Structured P Fhms K035 A1	2.62% 25 Mar 2023	—	453,666

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Fidelity National Inform Company Guar	3.5% 15 Apr 2023	—	56,636
Fidelity National Inform Sr Unsecured	5% 15 Oct 2025	—	2,100
Fifth Third Bancorp Sr Unsecured	3.5% 15 Mar 2022	—	186,746
Fifth Third Bank Sr Unsecured	1.63% 27 Sep 2019	—	805,015
First National Master Note Tru Fnmnt 2015 1 A	1.47% 15 Sep 2020	—	469,148
Flowers Foods Inc Sr Unsecured	3.5% 1 Oct 2026	—	339,591
Ford Credit Auto Owner Tru	2.26% 15 Nov 2025	—	340,354
Ford Credit Auto Owner Tru	2.31% 15 Aug 2027	—	312,760
Ford Credit Auto Owner Trust Fordo 2016 A A4	1.6% 15 Jun 2021	—	264,404
Ford Credit Auto Owner Trust Fordo 2016 B A2A	1.08% 15 Mar 2019	—	1,057,465
Ford Credit Auto Owner Trust Fordo 2016 C A3	1.22% 15 Mar 2021	—	540,691
Ford Credit Floorplan Master O Fordf 2014 1 A1	1.2% 15 Feb 2019	—	453,200
Ford Credit Floorplan Master O Fordf 2016 1 A1	1.76% 15 Feb 2021	—	328,902
Ford Motor Company Sr Unsecured	4.35% 8 Dec 2026	—	399,476
Ford Motor Credit Co Llc Sr Unsecured	5.88% 2 Aug 2021	—	803,956
Ford Motor Credit Co Llc Sr Unsecured	1.78% 12 Mar 2019	—	758,012
Fortis Inc Sr Unsecured 144A	2.1% 4 Oct 2021	—	396,067
Fortune Brands Home + Se Sr Unsecured	3% 15 Jun 2020	—	247,454
Fs Investment Corp Sr Unsecured	4.75% 15 May 2022	—	317,280
General Electric Co Sr Unsecured	1.39% 14 Jan 2019	—	854,023
General Motors Finl Co Company Guar	4.25% 15 May 2023	—	214,674
General Motors Finl Co Company Guar	3.25% 15 May 2018	—	28,328
General Motors Finl Co Company Guar	4% 15 Jan 2025	—	54,562
General Motors Finl Co Company Guar	4.3% 13 Jul 2025	—	66,954
General Motors Finl Co Company Guar	3.1% 15 Jan 2019	—	365,416
Gilead Sciences Inc Sr Unsecured	3.65% 1 Mar 2026	—	155,446
Gilead Sciences Inc Sr Unsecured	2.55% 1 Sep 2020	—	1,023,090
Glaxosmithkline Capital Company Guar	1.5% 8 May 2017	—	888,384
Gm Financial Automobile Leasin Gmalt 2015 2 A3	1.68% 20 Dec 2018	—	811,164
Gm Financial Automobile Leasin Gmalt 2015 3 A3	1.69% 20 Mar 2019	—	548,965
Gm Financial Automobile Leasin Gmalt 2016 1 A2A	1.3% 20 Jul 2018	—	959,688
Gmf Floorplan Owner Revolving Gfort 2015 1 A1 144A	1.65% 15 May 2020	—	300,533
Gmf Floorplan Owner Revolving Gfort 2016 1 A1 144A	1.96% 17 May 2021	—	395,024
Goldman Sachs Group Inc Sr Unsecured	5.95% 18 Jan 2018	—	773,433
Goldman Sachs Group Inc Sr Unsecured	2.64% 28 Oct 2027	—	638,892
Goldman Sachs Group Inc Sr Unsecured	7.5% 15 Feb 2019	—	427,562

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Goldman Sachs Group Inc Sr Unsecured	6% 15 Jun 2020	—	162,526
Goldman Sachs Group Inc Sr Unsecured	5.75% 24 Jan 2022	—	352,293
Goldman Sachs Group Inc Sr Unsecured	4% 3 Mar 2024	—	346,100
Goldman Sachs Group Inc Sr Unsecured	2.35% 15 Nov 2021	—	136,771
Goldman Sachs Group Inc Sr Unsecured	7.5% 15 Feb 2019	—	801,679
Goldman Sachs Group Inc Sr Unsecured	2.01% 15 Nov 2018	—	934,441
Goldman Sachs Group Inc Sr Unsecured	2.54% 29 Nov 2023	—	899,667
Grupo Bimbo Sab De Cv Company Guar 144A	3.88% 27 Jun 2024	—	245,568
Gs Mortgage Securities Trust Gsms 2013 G1 A2 144A	3.56% 10 Apr 2031	—	426,805
Harley Davidson Motorcycle Tru Hdmot 2015 2 A3	1.3% 16 Mar 2020	—	617,249
Hartford Finl Svcs Grp Sr Unsecured	5.5% 30 Mar 2020	—	251,630
Hartford Finl Svcs Grp Sr Unsecured	5.13% 15 Apr 2022	—	213,897
Hcp Inc Sr Unsecured	4% 1 Dec 2022	—	789,093
Healthcare Realty Trust Sr Unsecured	3.75% 15 Apr 2023	—	76,861
Hess Corp Sr Unsecured	4.3% 1 Apr 2027	—	277,381
Hollyfrontier Corp Sr Unsecured	5.88% 1 Apr 2026	—	812,904
Honda Auto Receivables Owner T Harot 2016 1 A2	1.01% 18 Jun 2018	—	394,754
Honda Auto Receivables Owner T Harot 2016 4 A3	1.21% 18 Dec 2020	—	569,194
Honeywell International Sr Unsecured	1.85% 1 Nov 2021	—	546,508
Host Hotels + Resorts Lp Sr Unsecured	3.75% 15 Oct 2023	—	12,306
Hp Enterprise Co Sr Unsecured 144A	4.9% 15 Oct 2025	—	208,318
Hp Enterprise Co Sr Unsecured 144A	3.6% 15 Oct 2020	—	397,266
Hp Enterprise Co Sr Unsecured 144A	3.6% 15 Oct 2020	—	605,218
Hp Inc Sr Unsecured	4.3% 1 Jun 2021	—	898,120
Hp Inc Sr Unsecured	3.75% 1 Dec 2020	—	32,945
Hp Inc Sr Unsecured	4.65% 9 Dec 2021	—	101,890
Hsbc Holdings Plc Sr Unsecured	5.1% 5 Apr 2021	—	239,666
Hsbc Usa Inc Sr Unsecured	2.38% 13 Nov 2019	—	444,679
Humana Inc Sr Unsecured	7.2% 15 Jun 2018	—	450,861
Ingram Micro Inc Sr Unsecured	5.45% 15 Dec 2024	—	163,316
Intl Bk Recon + Develop Sr Unsecured	9.25% 15 Jul 2017	—	125,641
Israel Electric Corp Ltd Sr Secured 144A Regs	5% 12 Nov 2024	—	255,849
Jabil Circuit Inc Sr Unsecured	8.25% 15 Mar 2018	—	92,946
Jabil Circuit Inc Sr Unsecured	5.63% 15 Dec 2020	—	308,065
John Deere Capital Corp Sr Unsecured	1.25% 9 Oct 2019	—	383,547
Jp Morgan Chase Commercial Mor Jpmcc 2007 Ldpx A1A	5.44% 15 Jan 2049	—	305,553
Jp Morgan Chase Commercial Mor Jpmcc 2015 Sgp A 144A	2.4% 15 Jul 2036	—	393,444
Jpmbb Commercial Mortgage Secu Jpmbb 2014 C18 A2	2.88% 15 Feb 2047	—	432,458

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
	Jpmorgan Chase + Co Sr Unsecured	6% 15 Jan 2018	—	895,154
	Jpmorgan Chase + Co Sr Unsecured	2.11% 24 Oct 2023	—	580,244
	Jpmorgan Chase + Co Sr Unsecured	4.4% 22 Jul 2020	—	291,896
	Jpmorgan Chase + Co Sr Unsecured	3.63% 13 May 2024	—	475,679
	Jpmorgan Chase + Co Sr Unsecured	6% 15 Jan 2018	—	402,317
	Kellogg Co Sr Unsecured	2.65% 1 Dec 2023	—	550,334
	Key Bank Na Sr Unsecured	3.18% 15 Oct 2027	—	394,553
	Key Bank Na Sr Unsecured	2.5% 22 Nov 2021	—	263,466
	Kinder Morgan Ener Part Company Guar	4.15% 1 Mar 2022	—	603,525
	Kinder Morgan Ener Part Company Guar	4.15% 1 Mar 2022	—	193,920
	Kinder Morgan Ener Part Company Guar	3.95% 1 Sep 2022	—	371,235
	Kinder Morgan Ener Part Company Guar	5.95% 15 Feb 2018	—	412,373
	Kinder Morgan Ener Part Company Guar	6.85% 15 Feb 2020	—	666,420
	Kinder Morgan I	5.63% 15 Nov 2023	—	253,999
	Kla Tencor Corp Sr Unsecured	4.13% 1 Nov 2021	—	60,329
	Kla Tencor Corp Sr Unsecured	4.65% 1 Nov 2024	—	337,860
	Kohl S Corporation Sr Unsecured	4.25% 17 Jul 2025	—	315,157
	Kraft Heinz Foods Co Company Guar	2.8% 2 Jul 2020	—	442,884
	Kraft Heinz Foods Co Company Guar	2.8% 2 Jul 2020	—	486,686
	Laboratory Corp Of Amer Sr Unsecured	3.6% 1 Feb 2025	—	134,398
	Lam Research Corp Sr Unsecured	2.8% 15 Jun 2021	—	124,672
	Life Technologies Corp Sr Unsecured	6% 1 Mar 2020	—	572,465
	Lincoln National Corp Sr Unsecured	8.75% 1 Jul 2019	—	35,501
	Lloyds Banking Group Plc Company Guar	3.1% 6 Jul 2021	—	566,759
	Lloyds Banking Group Plc Company Guar	3.1% 6 Jul 2021	—	581,417
	Lloyds Banking Group Plc Subordinated	4.65% 24 Mar 2026	—	195,328
	Lstar Commercial Mortgage Trus Lnstr 2016 4 A2 144A	2.58% 10 Mar 2049	—	236,394
	Lyondellbasell Ind Nv Sr Unsecured	5% 15 Apr 2019	—	876,198
	Magna International Inc Sr Unsecured	3.63% 15 Jun 2024	—	325,077
	Marathon Petroleum Corp Sr Unsecured	5.13% 1 Mar 2021	—	161,047
	Medtronic Inc Company Guar	3.15% 15 Mar 2022	—	459,218
	Medtronic Inc Company Guar	2.5% 15 Mar 2020	—	872,625
	Mercedes Benz Auto Lease Trust Mbalt 2015 B A3	1.34% 16 Jul 2018	—	294,306
	Methanex Corp Sr Unsecured	3.25% 15 Dec 2019	—	99,681
*	Metlife Inc Sr Unsecured	7.72% 15 Feb 2019	—	127,276
*	Metlife Inc Sr Unsecured	6.82% 15 Aug 2018	—	384,620
	Mitsubishi Ufj Fin Grp Sr Unsecured	3.85% 1 Mar 2026	—	390,249
	Mizuho Bank Ltd Company Guar 144A	2.45% 16 Apr 2019	—	464,783
	Ml Cfc Commercial Mortgage Tru Mlcfc 2007 9 A4	5.7% 12 Sep 2049	—	561,141
	Morgan Stanley Sr Unsecured	6.63% 1 Apr 2018	—	1,014,581
	Morgan Stanley Sr Unsecured	2.28% 24 Oct 2023	—	818,936
	Morgan Stanley Sr Unsecured	5.5% 24 Jul 2020	—	292,515

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Morgan Stanley Sr Unsecured	3.88% 29 Apr 2024	—	252,161
Morgan Stanley Sr Unsecured	5.5% 28 Jul 2021	—	333,365
Morgan Stanley Sr Unsecured	5.63% 23 Sep 2019	—	541,395
Morgan Stanley Sr Unsecured	6.63% 1 Apr 2018	—	764,759
Morgan Stanley Sr Unsecured	5.55% 27 Apr 2017	—	200,279
Morgan Stanley Sr Unsecured	5.95% 28 Dec 2017	—	697,487
Murray St Inv Trust I Company Guar	4.65% 9 Mar 2017	—	44,585
Mylan Inc Company Guar	4.2% 29 Nov 2023	—	917,103
Mylan Nv Company Guar 144A	3.95% 15 Jun 2026	—	92,040
Mylan Nv Company Guar 144A	3.15% 15 Jun 2021	—	373,774
Nabors Industries Inc Company Guar 144A	5.5% 15 Jan 2023	—	328,303
National Rural Util Coop Sr Unsecured	1.5% 1 Nov 2019	—	239,031
Nevada Power Co Genl Ref Mor	6.5% 1 Aug 2018	—	259,202
Newell Brands Inc Sr Unsecured	3.15% 1 Apr 2021	—	401,340
Newell Brands Inc Sr Unsecured	3.85% 1 Apr 2023	—	121,022
Nextera Energy Capital Company Guar	1.65% 1 Sep 2018	—	792,976
Nisource Finance Corp Company Guar	6.13% 1 Mar 2022	—	455,917
Nisource Finance Corp Company Guar	6.8% 15 Jan 2019	—	536,767
Nissan Auto Lease Trust Nalt 2015 A A3	1.4% 15 Jun 2018	—	516,285
Nissan Auto Receivables Owner Narot 2015 A A3	1.05% 15 Oct 2019	—	734,127
Nissan Auto Receivables Owner Narot 2016 B A2A	1.05% 15 Apr 2019	—	1,348,573
Noble Energy Inc Sr Unsecured	8.25% 1 Mar 2019	—	375,836
Noble Energy Inc Sr Unsecured	3.9% 15 Nov 2024	—	241,918
Nordea Bank Ab Sr Unsecured 144A	2.5% 17 Sep 2020	—	907,057
Northrop Grumman Corp Sr Unsecured	3.2% 1 Feb 2027	—	400,676
Orange Sa Sr Unsecured	1.63% 3 Nov 2019	—	773,336
Paccar Financial Corp Sr Unsecured	1.2% 12 Aug 2019	—	137,596
Paccar Financial Corp Sr Unsecured	2.25% 25 Feb 2021	—	806,471
Perrigo Finance Unlimite Company Guar	3.5% 15 Dec 2021	—	198,277
Petroleos Mexicanos Company Guar 144A	4.63% 21 Sep 2023	—	311,411
Pfizer Inc Sr Unsecured	3% 15 Dec 2026	—	799,570
Philip Morris Intl Inc Sr Unsecured	5.65% 16 May 2018	—	25,407
Philip Morris Intl Inc Sr Unsecured	2.9% 15 Nov 2021	—	112,371
Pitney Bowes Inc Sr Unsecured	3.38% 1 Oct 2021	—	393,177
Plains All Amer Pipeline Sr Unsecured	3.85% 15 Oct 2023	—	171,591
Plains All Amer Pipeline Sr Unsecured	3.6% 1 Nov 2024	—	298,205

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
	Pnc Bank Na Sr Unsecured	2.4% 18 Oct 2019	—	423,293
	Pnc Bank Na Sr Unsecured	1.7% 7 Dec 2018	—	798,846
	Pnc Bank Na Sr Unsecured	2.2% 28 Jan 2019	—	411,947
*	Prudential Financial Inc Sr Unsecured	4.5% 15 Nov 2020	—	293,422
	Quest Diagnostics Inc Company Guar	4.75% 30 Jan 2020	—	344,783
	Reliance Steel + Alum Sr Unsecured	4.5% 15 Apr 2023	—	82,456
	Reynolds American Inc Company Guar	4% 12 Jun 2022	—	431,633
	Reynolds American Inc Company Guar	8.13% 23 Jun 2019	—	643,503
	Rio Tinto Fin Usa Plc Company Guar	3.5% 22 Mar 2022	—	96,749
	S+P Global Inc Company Guar	3.3% 14 Aug 2020	—	191,704
	S+P Global Inc Company Guar	4.4% 15 Feb 2026	—	293,758
	Santander Drive Auto Receivabl Sdart 2015 2 A3	1.22% 15 Apr 2019	—	605,989
	Santander Drive Auto Receivabl Sdart 2015 4 A2A	1.2% 17 Dec 2018	—	14,516
	Santander Drive Auto Receivabl Sdart 2016 2 A3	1.56% 15 May 2020	—	313,109
	Santander Uk Group Hldgs Sr Unsecured	2.88% 5 Aug 2021	—	485,572
	Santander Uk Group Hldgs Sr Unsecured	2.88% 5 Aug 2021	—	313,972
	Schlumberger Hldgs Corp Sr Unsecured 144A	3.63% 21 Dec 2022	—	89,946
	Schlumberger Hldgs Corp Sr Unsecured 144A	3% 21 Dec 2020	—	398,765
	Scslc 2010 1 A2	1.88% 25 Jul 2025	—	1,046,851
	Sempra Energy Sr Unsecured	1.63% 7 Oct 2019	—	799,493
	Sempra Energy Sr Unsecured	4.05% 1 Dec 2023	—	493,454
	Sg Commercial Mortgage Securit Sgcms 2016 C5 A4	3.06% 10 Oct 2048	—	302,780
*	Shire Acq Inv Ireland Da Company Guar	1.9% 23 Sep 2019	—	804,428
	Simon Property Group Lp Sr Unsecured	3.25% 30 Nov 2026	—	449,459
	Skandinaviska Enskilda Sr Unsecured	1.88% 13 Sep 2021	—	551,450
	Sky Plc Company Guar 144A	2.63% 16 Sep 2019	—	890,688
	Slm Student Loan Trust Slma 2012 7 A2	1.04% 25 Sep 2019	—	424,223
	Snap On Inc Sr Unsecured	4.25% 15 Jan 2018	—	317,470
	Societe Generale Subordinated 144A	5% 17 Jan 2024	—	308,417
	Societe Generale Subordinated 144A	4.25% 19 Aug 2026	—	200,231
	Southern Cal Edison 1St Ref Mort	5.5% 15 Aug 2018	—	409,809
	Spectra Energy Capital Company Guar	8% 1 Oct 2019	—	123,926
	Spectra Energy Partners Sr Unsecured	3.5% 15 Mar 2025	—	437,926
	Spectra Energy Partners Sr Unsecured	2.95% 25 Sep 2018	—	97,943
	Sprint Spectru	3.36% 20 Mar 2023	—	322,817
	Starwood Retail Property Trust Srpt 2014 Star A 144A	1.92% 15 Nov 2027	—	478,622
*	State Street Corp Sr Unsecured	3.7% 20 Nov 2023	—	195,743
	Stryker Corp Sr Unsecured	2.63% 15 Mar 2021	—	600,119
	Svenska Handelsbanken Ab Company Guar	1.5% 6 Sep 2019	—	560,131
	Svenska Handelsbanken Ab Company Guar	1.88% 7 Sep 2021	—	353,838

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue	Description of Investment	Cost(1)	Current Value
Synchrony Credit Card Master N Gemnt 2012 2 A	2.22% 15 Jan 2022	—	543,092
Synchrony Credit Card Master N Gemnt 2012 7 A	1.76% 15 Sep 2022	—	1,383,310
Synchrony Credit Card Master N Synct 2015 3 A	1.74% 15 Sep 2021	—	390,713
Synchrony Financial Sr Unsecured	3% 15 Aug 2019	—	415,100
Telefonica Emisiones Sau Company Guar	5.46% 16 Feb 2021	—	173,425
Teva Pharmaceuticals Ne Company Guar	2.8% 21 Jul 2023	—	282,941
Teva Pharmaceuticals Ne Company Guar	3.15% 1 Oct 2026	—	186,676
Teva Pharmaceuticals Ne Company Guar	2.2% 21 Jul 2021	—	567,305
Thermo Fisher Scientific Sr Unsecured	2.95% 19 Sep 2026	—	373,287
Time Warner Cable Llc Sr Secured	5% 1 Feb 2020	—	122,801
Time Warner Inc Company Guar	3.8% 15 Feb 2027	—	306,795
Time Warner Inc Company Guar	3.55% 1 Jun 2024	—	263,001
Time Warner Inc Company Guar	3.6% 15 Jul 2025	—	316,407
Time Warner Inc Company Guar	4.75% 29 Mar 2021	—	423,513
Time Warner Inc Company Guar	2.1% 1 Jun 2019	—	703,448
Toronto Dominion Bank Sr Unsecured	1.45% 6 Sep 2018	—	158,321
Total System Services In Sr Unsecured	2.38% 1 Jun 2018	—	137,485
Toyota Motor Credit Corp Sr Unsecured	1.55% 18 Oct 2019	—	228,609
Transcanada Pipelines Sr Unsecured	2.5% 1 Aug 2022	—	70,618
Travelers Cos Inc Sr Unsecured	5.75% 15 Dec 2017	—	371,673
Tyson Foods Inc Company Guar	2.65% 15 Aug 2019	—	86,633
Ubs Group Funding Company Guar 144A	4.13% 24 Sep 2025	—	199,506
Unum Group Sr Unsecured	5.63% 15 Sep 2020	—	399,012
Valero Energy Corp Sr Unsecured	6.13% 1 Feb 2020	—	279,892
Valero Energy Partners Sr Unsecured	4.38% 15 Dec 2026	—	179,977
Verizon Communications Sr Unsecured	3.5% 1 Nov 2024	—	858,277
Verizon Communications Sr Unsecured	1.75% 15 Aug 2021	—	670,601
Viacom Inc Sr Unsecured	5.63% 15 Sep 2019	—	67,426
Viacom Inc Sr Unsecured	3.88% 15 Dec 2021	—	136,360
Volkswagen Auto Loan Enhanced Valet 2014 1 A3	0.91% 22 Oct 2018	—	225,843
Volvo Financial Equipment Llc Vfet 2015 1A A3 144A	1.51% 17 Jun 2019	—	860,090
Wachovia Bank Commercial Mortg Wbcmt 2006 C26 A1A	6.01% 15 Jun 2045	—	16,341
Waldorf Astoria Boca Raton Tru Wabr 2016 Boca A 144A	2.05% 15 Jun 2029	—	507,061
Walgreens Boots Alliance Sr Unsecured	3.8% 18 Nov 2024	—	461,234
Walgreens Boots Alliance Sr Unsecured	1.75% 30 May 2018	—	617,711
Waste Management Inc Company Guar	6.1% 15 Mar 2018	—	710,872
Waste Management Inc Company Guar	4.75% 30 Jun 2020	—	436,545
Wells Fargo + Company Sr Unsecured	2.6% 22 Jul 2020	—	775,826
Welltower Inc Sr Unsecured	4% 1 Jun 2025	—	546,905
Welltower Inc Sr Unsecured	2.25% 15 Mar 2018	—	367,966

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue			Description of Investment	Cost(1)	Current Value
		Western Union	3.65% 22 Aug 2018	—	281,527
		Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C14 A5	3.34% 15 Jun 2046	—	453,688
		Wf Rbs Commercial Mortgage Tru Wfrbs 2013 C17 A2	2.92% 15 Dec 2046	—	545,645
		Wheels Spv Llc Whls 2016 1A A3 144A	1.87% 20 May 2025	—	396,348
		Williams Partners	7.25% 1 Feb 2017	—	314,592
		Williams Partners Lp Sr Unsecured	3.6% 15 Mar 2022	—	237,481
		Williams Partners Lp Sr Unsecured	3.9% 15 Jan 2025	—	269,512
		Williams Partners Lp Sr Unsecured	4% 15 Nov 2021	—	336,465
		World Financial Network Credit Wfnmt 2012 A A	3.14% 17 Jan 2023	—	1,426,192
		World Financial Network Credit Wfnmt 2013 A A	1.61% 15 Dec 2021	—	248,254
		World Financial Network Credit Wfnmt 2015 A A	1.18% 15 Feb 2022	—	349,717
		World Financial Network Credit Wfnmt 2016 B A	1.44% 15 Jun 2022	—	226,545
		Xerox Corporation Sr Unsecured	6.35% 15 May 2018	—	157,564
		Xerox Corporation Sr Unsecured	2.8% 15 May 2020	—	108,975
		Yamana Gold Inc Company Guar	4.95% 15 Jul 2024	—	152,133
		Zimmer Biomet Holdings Sr Unsecured	2.7% 1 Apr 2020	—	747,300
		Corporate and Other Obligations		—	176,824,704
		Separate Investment Contract:
	*	Metropolitan Life Insurance Company	Separate Investment Account	—	143,820,766
		Benefit Resource Interest Rate Wrapper Contracts:
	*	Metropolitan Life Insurance Company	Open Ended Maturity	—	(52,393)
	*	Prudential Financial Inc	Open Ended Maturity	—	(75,549)
	*	Transamerica Inc	Open Ended Maturity	—	(156,464)
		Benefit Resource Interest Rate Wrapper Contracts		—	(284,406)
		Synthetic Guaranteed Investment Contracts at Fair Value			620,127,447
		Adjustment to Contract Value			(23,848,541)
		Synthetic Guaranteed Investment Contracts at Contract Value		—	596,278,906
		Common-collective Trusts:
*		Northern Trust Domestic Mid Cap	Common-collective Trusts	—	38,209,524
*		SSgA Emerging Markets Equity	Common-collective Trusts	—	11,588,749
*		State Street S&P 500 Index Non-Lending Series Fund	Common-collective Trusts	—	297,892,068
*		State Street International Index Non-Lending Series Fund	Common-collective Trusts	—	73,586,005

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2016

Identity of Issue		Description of Investment	Cost(1)	Current Value
*	State Street Russell Small Cap Index Non-Lending Series Fund	Common-collective Trusts	—	119,333,376
*	Vanguard Target Retirement Income	Common-collective Trusts	—	18,156,809
*	Vanguard Target Retirement 2010	Common-collective Trusts	—	9,402,736
*	Vanguard Target Retirement 2015	Common-collective Trusts	—	29,509,490
*	Vanguard Target Retirement 2020	Common-collective Trusts	—	63,217,363
*	Vanguard Target Retirement 2025	Common-collective Trusts	—	74,923,654
*	Vanguard Target Retirement 2030	Common-collective Trusts	—	79,718,352
*	Vanguard Target Retirement 2035	Common-collective Trusts	—	82,961,107
*	Vanguard Target Retirement 2040	Common-collective Trusts	—	67,797,525
*	Vanguard Target Retirement 2045	Common-collective Trusts	—	46,687,815
*	Vanguard Target Retirement 2050	Common-collective Trusts	—	49,252,143
	Commingled Investments		—	1,062,236,716
***	Self-managed Fund:
	Self-managed Fund		—	51,235,520
*	Participant Loans	Interest rates range from 4.25% to 9.25%		36,064,666
	Collateral Held on Loaned Securities
*	SSgA Quality D Short-term Investment Fund		—	7,335,415
	Total Investments		—	2,223,964,191

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
***	Certain investments in this fund are with Parties-in-Interest
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 28, 2017	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm